Shares Listed
Toronto Stock Exchange
Ticker Symbol:  ARZ
U.S. Registration:
Form 20-F (File #0-22672)
Email:  info@aurizon.com
Web Site:  www.aurizon.com

November 4, 2004
For Immediate Release
THIRD QUARTER REPORT
SEPTEMBER 30, 2004

News Release Issue: No. 23 - 2004

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

Aurizon reports financial results for the third quarter of 2004, which have been prepared on the basis of available information up to November 2, 2004.  Management’s Discussion and Analysis should be read in conjunction with the most recent annual financial statements of the Company.

The third quarter was highlighted by the following activities at Casa Berardi:

  Shaft collar contract awarded to Talpa-Thyssen, and overburden removal initiated.

  Completed surface site work for the shaft collar construction.

  Completed 240 metres of pilot raising for shaft.

  Completed 231 metres of drifting at the 550 metre level to access the shaft location.

  Continued definition drilling of 113 Zone with three drill rigs in operation.

Aurizon reported cash flow from operating activities in the third quarter of 2004 of $2.3 million, an increase of 53% compared to the same period of 2003.

Revenues for the first nine months of 2004, totaling $13.4 million, increased 5% compared to the same period of 2003.  Revenues for the third quarter declined 8% compared to the same period of 2003, due to lower gold production.

CHANGE IN ACCOUNTING POLICIES

Effective January 1, 2004, the Company adopted the following two accounting policies.

A new accounting policy for revenue recognition has been adopted, changing from the production method to the sales method.  The Company has elected to apply this policy on a prospective basis.  Previously, the Company recognized revenue from metals when they had been extracted and processed at the mill facilities.  Under the new policy, revenue is recognized when the metals have been delivered and title is passed to a purchaser.

A new accounting guideline, in respect of hedge accounting also became effective.  As permitted by the new accounting guideline, the Company has elected not to apply hedge accounting to its derivative instruments, and accordingly, gains or losses arising from the use of derivative instruments, both realized and unrealized, will be charged to operations.

FINANCIAL RESULTS

A significantly stronger Canadian dollar and lower gold sales during the third quarter of 2004 resulted in Aurizon incurring a net loss of $273,000, or nil cents per share, compared to a net loss of $39,000, or nil cents per share, in the third quarter of 2003.  Cash flow from operating activities increased to $2,314,000 in the third quarter of 2004, compared to cash flow of $1,467,000 for the same period of 2003.

For the first nine months of 2004, Aurizon realized a net loss of $797,000, or 1 cent per share, compared to a loss of $351,000, or nil cents per share for the same period of 2003.  Cash flow from operating activities for the first nine months of 2004 increased to $3.4 million compared to $1.8 million for the same period of 2003.

The change in accounting policy for revenue recognition has resulted in the deferment of revenues associated with 2,160 ounces of gold produced, but not sold, in the first nine months of 2004, representing 8% of the gold production for the period.  Despite this shortfall, gold sales in 2004 were higher than the same periods in 2003.

Revenue from mining operations totaled $4.2 million in the third quarter of 2004, down from $4.6 million for the same period of 2003, due to a decline in gold production and sales.  The average realized gold price per ounce during the third quarter improved to US$407, compared to US$373 for the same period of 2003.  However, a stronger Canadian dollar resulted in a Canadian dollar gold price of $526 per ounce in the third quarter of 2004, only $5 per ounce higher than the same period of 2003.

AURIZON MINES LTD.
THIRD QUARTER REPORT
SEPTEMBER 30, 2004

Revenue from mining operations for the first nine months of 2004 totaled $12.8 million, compared to $12.3 million in the same period of 2003.  The average realized gold price for the nine months ended September 30, 2004 was US$404 per ounce compared to US$362 for the same period of 2003.

Three months ended September 30,			Nine months ended September 30,
2004		2003	2004	2003
Revenue (in thousands of $):
Gold Revenues	4,244	4,636	12,821	12,337
Other Income	180	152	596	463
Total Revenue	4,424	4,788	13,417	12,800
Ounces of gold sold	8,062	8,737	23,829	23,282
Realized gold price - US$	$407	$373	$404	$362
Exchange rate	1.29	1.40	1.33	1.44
Realized gold price - CDN$	$526	$521	$538	$522

Mine operating costs in the third quarter of 2004 decreased to $3.2 million compared to $3.3 million in 2003 due to lower tonnage ore throughput in 2004. Lower ore production rates combined with lower ore grades in the third quarter of 2004, resulted in total cash costs of US$301 per ounce, compared to US$275 in the same period of 2003.

During the first nine months of 2004, mine operating costs totaled $9.6 million, compared to $9.2 million incurred during the same period of 2003, due to higher tonnage ore throughput in 2004.  Higher mining costs, associated with flatter dipping zones and a stronger Canadian dollar, contributed to higher total cash costs per ounce of US$302, compared to US$277 in 2003.

Depreciation, depletion and accretion charges in the third quarter of 2004, totaling $0.9 million, matched those in the same period of 2003 and totaled $2.7 million in the first nine months of 2004, compared to $1.9 million in the same period of 2003.  On a per ounce basis, depreciation and amortization increased to US$89 in the third quarter of 2004 from US$75 in the same period of 2003, due to increased capital expenditures from the development of three new working levels at Sleeping Giant.  Depreciation and depletion charges in the first nine months of 2004 were US$86 per ounce, compared to US$58 per ounce in 2003.

Capital expenditures of $8.3 million were incurred during the third quarter of 2004, of which $7.4 million was invested at Casa Berardi and $0.9 million at Sleeping Giant.  During the same period of 2003, $6.0 million was invested at both Casa Berardi ($4.3 million) and Sleeping Giant ($1.7 million).

Year to date, 2004 investing activities total $21.5 million, compared to $15.3 million for the same period of 2003.  Capital expenditures totaled $21.2 million in the first nine months of 2004, of which $18.3 million was invested at Casa Berardi and $2.9 million at Sleeping Giant.

There were no financing activities during the third quarter of 2004, however, in the first half of 2004, financing activities totaled $9.4 million, of which $8.3 million was provided by an equity financing at $2 per share, $0.6 million from the exercise of incentive stock options and private placement warrants, and $0.5 million from provincial refundable mining duties.

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
Capital Expenditures by project (in thousands of $):
Casa Berardi	7,350	4,301	18,282	10,868
Sleeping Giant	915	1,734	2,943	4,517
Other	-	5	25	21
Total	8,265	6,040	21,250	15,406

OPERATIONS

The Sleeping Giant Mine produced 16,413 ounces of gold during the third quarter, 6% lower than the same period of 2003, and 3% lower than forecast.  Aurizon’s share of third quarter production was 8,206 ounces.  The average ore grade of 10.6 grams per tonne was 8% lower than plan, and 5% lower than the grade achieved in the same period of 2003.  Larger than planned mining widths resulted in the extraction of more ore at lower average grades during the quarter.

For the first nine months of 2004, the Sleeping Giant Mine produced 51,978 ounces of gold, 12% higher than the same period of 2003, although 1% lower than forecast.  Aurizon’s share of production was 25,989 ounces.  The average ore grade of 11.3 grams per tonne was 3% lower than plan, and 5% lower than the same period of 2003.

Lower productivity due to variable-dipping ore structures, mine dilution, delays in the development of new ore stopes, and a stronger Canadian dollar have resulted in higher mining costs.  In the third quarter of 2004, total cash costs per ounce were US$301 compared to US$275 in 2003.

AURIZON MINES LTD.
THIRD QUARTER REPORT
SEPTEMBER 30, 2004

SLEEPING GIANT PRODUCTION
	Third Quarter September 30		Nine Months Ended September 30
	2004	2003	2004	2003
Tonnes milled	49,798	50,326	147,892	126,646
Ore grade (grams/tonne)	10.6	11.2	11.3	11.8
Gold production - ounces	16,413	17,475	51,978	46,565
Aurizon's 50% share	8,206	8,737	25,989	23,282
Gold sold - ounces	8,062	8,737	23,829	23,282
Total cash costs/ounce – US$	$301	$275	$302	$277
Depreciation & amortization/ounce – US$	$89	$75	$86	$58
Total production costs/ounce – US$	$390	$350	$388	$335

Difficult mining conditions due to a variable-dipping, flat lying Zone 8, together with a production changeover associated with the completion of the shaft sinking, and a strong Canadian dollar, have resulted in a corresponding increase in total cash costs to US$302 per ounce in the first nine months of 2004, compared to the US$277 per ounce achieved for the same period of 2003.  Total cash costs in the first nine months were 3% higher than plan.

Shaft infrastructure work, associated with the shaft deepening in 2003, continued during the first nine months of 2004.  Aurizon’s share of the shaft-related costs and total capital costs in 2004 was $1.1 million and $2.9 million, respectively.

CASA BERARDI

More than 29,000 metres of definition drilling of Zone 113 was completed in 212 holes during the first nine months of 2004.  Approximately 40,000 metres of definition drilling is planned for 2004.

Sufficient drilling has been completed above the 700 metre level to allow for the preparation of detailed mining plans, which will be incorporated into a revised feasibility study with the objectives of commencing production sooner and at a lower pre-production cost.

Aurizon has assembled an experienced technical group at Casa Berardi to conduct the ongoing exploration and development program and to assist Met-Chem Canada Inc. in the completion of the updated feasibility study, scheduled for completion in the fourth quarter of 2004.

At September 30, 2004, a trackless access to the new shaft has been completed at both the 280 and 550 metre levels and approximately 240 metres of excavation raising towards surface has been completed in order to shorten the period required to sink the shaft.

Recent definition drilling completed below the 700 metre level has indicated that Zone 113 has a high grade core that is continuous to a depth of at least 850 metres.  Aurizon has commenced two extensions of the exploration track drift on the 550 metre level in order to provide access to drill Zone 113 to a depth of at least 1,100 metres and to definition drill Zones 118 to 122.

OUTLOOK

As at September 30, 2004, cash and working capital exceeded $17.8 million and the Company remains debt free.

Aurizon’s forecast gold production for 2004 is 34,500 ounces at a total cash cost of US$300 per ounce, based on a Canadian dollar exchange rate of 1.25 in the fourth quarter.  A change of 0.05 in the Canadian dollar exchange rate impacts total cash costs by approximately US$10 per ounce.

The completion of a $9 million tax flow through financing in June 2004 has allowed the Company to accelerate the development of Casa Berardi in the second half of 2004.  For the full year, capital expenditures are now forecast to be $32.7 million, compared to the original budget of $23.1 million, of which $28 million will be spent at Casa Berardi.

Common Shares (TSX – ARZ/AMEX – AZK)
	September 30,	Dec... 31,
	2004	2003

Issued	102,446,603	97,362,619
Fully-diluted	111,725,226	107,262,826
Weighted average	97,769,003	81,762,760
Issued as at November 2, 2004	102,446,603

AURIZON MINES LTD.
THIRD QUARTER REPORT
SEPTEMBER 30, 2004

Summary of Quarterly Results:

	2004		2003
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Revenue	$4,423,731	$5,325,478	$3,681,446	$5,402,401
Net Earnings (Loss)	($272,678)	($228,190)	($296,191)	($90,662)
Earnings (Loss) per share - Basic and diluted	(0.00)	(0.00)	(0.00)	($0.00)
	2003		2002
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter
Revenue	$4,787,672	$3,761,627	$4,169,655	$4,317,317
Net Earnings (Loss)	($38,779)	($258,915)	($52,916)	($971,294)
Earnings (Loss) per share - Basic and diluted	(0.00)	(0.00)	(0.00)	($0.02)

Aurizon is a Canadian-based gold producer with operations and exploration activities in the Abitibi region of north-western Quebec, one of the world’s most prolific gold and base metal regions.  Aurizon owns one hundred percent (100%) of the Casa Berardi property, which is accessible by road, has all necessary mining permits in place and is on the Hydro Quebec power grid.  Aurizon also owns 50% of the Sleeping Giant Mine. Aurizon shares trade on the Toronto Stock Exchange under the symbol “ARZ” and on the American Stock Exchange under the symbol “AZK”.

For further information, contact David P. Hall, President or Ian S. Walton, Chief Financial Officer, at Telephone: (604) 687-6600; Toll Free: 1-888-411-GOLD; Fax: (604) 687-3932;
Web Site: www.aurizon.com; Email: info@aurizon.com

AURIZON MINES LTD.
For further information, please contact us at:

Suite 900 - 510 Burrard Street,

Vancouver, British Columbia  Canada  V6C 3A8

Telephone:  (604) 687-6600  Toll Free:  1-888-411-GOLD
Fax:  (604) 687-3932

Email:  info@aurizon.com      Web Site: www.aurizon.com

This report contains “forward-looking statements”, including, but not limited to, statements regarding the Company’s expectations as to the market price of gold, strategic plans, future commercial production, production targets and timetables, mine operating costs, capital expenditures, work programs, exploration budgets and mineral reserve and resource estimates.  Forward-looking statements express, as at the date of this report, the Company’s plans, estimates, forecasts, projections, expectations, or beliefs as to future events or results.  Forward-looking statements involve a number of risks and uncertainties, and there can be no assurance that such statements will prove to be accurate.  Therefore, actual results and future events could differ materially from those anticipated in such statements.  Factors that could cause results or events to differ materially from current expectations expressed or implied by the forward-looking statements, include, but are not limited to, factors associated with fluctuations in the market price of precious metals, mining industry risks and hazards, environmental risks and hazards, uncertainty as to calculation of mineral reserves and resources, requirement of additional financing, risks of delays in construction and other risks more fully described in Aurizon’s Annual Report on Form 20-F filed as an alternative form of AIF with the Securities Commissions of the provinces of British Columbia, Ontario and Quebec, and with the Toronto Stock Exchange; and on EDGAR, with the United States Securities and Exchange Commission.

AURIZON MINES LTD.
THIRD QUARTER REPORT
SEPTEMBER 30, 2004

November 4, 2004

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a), if an auditor has not performed a review of the interim financial statements, they must be accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.

The Company’s independent auditor has not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity’s auditor.

AURIZON MINES LTD.
THIRD QUARTER REPORT
SEPTEMBER 30, 2004

Aurizon Mines Ltd.

Consolidated Balance Sheets (unaudited) --  As at
(all figures in Canadian dollars)

	September 30	December 31
	2004	2003
	$	$
ASSETS
CURRENT
Cash and cash equivalents	18,269,256	27,080,839
Bullion settlements	-	781,685
Accounts receivable	971,416	1,498,872
Refundable tax credits	2,070,056	1,736,703
Prepaids	238,811	469,755
Inventory	1,706,210	1,058,177
TOTAL CURRENT ASSETS	23,255,749	32,626,031
RECLAMATION DEPOSITS	972,023	428,650
PROPERTY, PLANT & EQUIPMENT	8,206,443	7,985,842
MINERAL PROPERTIES	55,313,008	37,570,739
TOTAL ASSETS	87,747,223	78,611,262
LIABILITIES
CURRENT
Accounts payable and accrued liabilities	5,446,651	4,717,569
	5,446,651	4,717,569
ASSET RETIREMENT OBLIGATIONS	2,868,760	2,622,431
FUTURE INCOME TAX LIABILITIES	967,320	967,320
LONG TERM LIABILITIES	651,405	651,405
TOTAL LIABILITIES	9,934,136	8,958,725
SHAREHOLDERS’ EQUITY
SHARE CAPITAL (Note 3) common shares issued – 102,446,603 (2003 – 97,362,619)	130,675,582	121,750,973
CONTRIBUTED SURPLUS	742,943	742,943
STOCK BASED COMPENSATION	447,000	414,000
DEFICIT	(54,052,438)	(53,255,379)
TOTAL SHAREHOLDERS’ EQUITY	77,813,087	69,652,537
TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	87,747,223	78,611,262

The attached notes form an integral part of these consolidated financial statements

Approved on behalf of the Board,

Robert Normand, Director, Chairman of the Audit Committee	Director Brian Moorhouse,

AURIZON MINES LTD.
THIRD QUARTER REPORT
SEPTEMBER 30, 2004

Aurizon Mines Ltd.
Consolidated Statements of Earnings and Deficit (unaudited)
(all figures in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
	$	$	$	$
		(As restated)		(As restated)
Revenue
Mining operations	4,244,144	4,635,585	12,821,015	12,337,304
Interest and other income	179,587	152,087	596,013	462,735
	4,423,731	4,787,672	13,417,028	12,800,039
Expenses
Operating costs	3,171,239	3,311,458	9,553,883	9,219,389
Depreciation and depletion	919,173	901,602	2,654,328	1,933,884
Accretion	23,713	44,130	71,140	132,390
Administrative and general costs	480,883	412,786	1,774,754	1,429,884
Stock based compensation	33,000	-	33,000	-
Gain on sale of property, plant & equipment	(24,261)	(22,350)	(91,611)	(21,651)
Foreign exchange (gain) loss	9,177	(16,818)	(62,122)	142,807
Capital taxes	72,649	125,048	241,646	210,114
	4,685,573	4,755,856	14,175,018	13,046,817
EARNINGS (LOSS) FOR THE PERIOD BEFORE THE FOLLOWING	(261,842)	31,816	(757,990)	(246,778)
INCOME TAX EXPENSE	(10,836)	(70,595)	(39,069)	(103,831)
NET LOSS FOR THE PERIOD	(272,678)	(38,779)	(797,059)	(350,609)
DEFICIT – BEGINNING OF PERIOD
AS PREVIOUSLY REPORTED	(53,779,760)	(54,538,287)	(53,255,379)	(54,319,868)
CHANGE IN ACCOUNTING POLICY (Note 2)	-	1,272,232	-	1,365,643
DEFICIT – AS RESTATED	(53,779,760)	(53,266,055)	(53,255,379)	(52,954,225)
DEFICIT – END OF PERIOD	(54,052,438)	(53,304,834)	(54,052,438)	(53,304,834)
EARNINGS (LOSS) PER SHARE – Basic and Diluted	0.00	0.00	(0.01)	0.00
Weighted average number of common shares outstanding	102,446,603	88,840,834	97,769,003	75,806,254

AURIZON MINES LTD.
THIRD QUARTER REPORT
SEPTEMBER 30, 2004

Aurizon Mines Ltd.

Consolidated Statements of Cash Flow (unaudited)
(all figures in Canadian dollars)

	Three months ended September 30,		Nine months ended September 30,
	2004	2003	2004	2003
	$	$	$	$
		(As restated)		(As restated)
OPERATING ACTIVITIES
Net (loss) for the period	(272,678)	(38,779)	(797,059)	(350,609)
Add (deduct) items not requiring an outlay of cash:
Depreciation and depletion	940,449	925,239	2,718,634	2,004,248
Accretion	23,713	44,130	71,140	132,390
Gain on sale of property, plant & equipment	(24,261)	(22,350)	(91,611)	(21,651)
Stock based compensation	33,000	-	33,000	-
Unrealized foreign exchange loss	29,700	-	-	-
Cash flow from operations	729,923	908,240	1,934,104	1,764,378
Decrease (increase) in non-cash working capital items	1,584,437	559,207	1,418,721	(2,815)
	2,314,360	1,467,447	3,352,825	1,761,563
INVESTING ACTIVITIES
Property, plant & equipment	(100,672)	(270,721)	(613,840)	(788,491)
Reclamation deposits	(197,994)	-	(543,373)	-
Mineral properties	(8,164,227)	(5,769,262)	(20,635,733)	(14,617,427)
Proceeds on disposal of property, plant & equipment	70,330	55,000	253,330	62,900
	(8,392,563)	(5,984,983)	(21,539,656)	(15,343,018)
FINANCING ACTIVITIES
Refundable tax credits	-	560,405	-	560,405
Mining duties	-	-	452,700	-
Issuance of shares	-	23,531,212	8,922,548	31,638,489
	-	24,091,617	9,375,248	32,198,894
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS CASH AND CASH EQUIVALENTS – BEGINNING OF PERIOD	(6,078,203) 24,347,459	19,574,081 11,485,246	(8,811,583) 27,080,839	18,617,439 12,441,888
CASH AND CASH EQUIVALENTS – END OF PERIOD	18,269,256	31,059,327	18,269,256	31,059,327

AURIZON MINES LTD.
THIRD QUARTER REPORT
SEPTEMBER 30, 2004

Notes to Consolidated Financial Statements (unaudited)
(all figures in Canadian dollars)

1.

Basis of Presentation

The accompanying unaudited interim financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a basis consistent with those outlined in the Company’s audited financial statements for the year ended December 31, 2003.  These notes do not include all of the information and disclosures required by Canadian generally accepted accounting principles for annual financial statements.  These interim financial statements should be read in conjunction with the most recent annual financial statements of the Company.

The accompanying unaudited interim financial statements of the Company have been prepared by and are the responsibility of the Company’s management.  The Company’s independent auditors have not performed a review of these financial statements in accordance with standards established by the Canadian Institute of Chartered Accountants.

2.

Change in Accounting Policies

a)

Revenue Recognition

Effective January 1, 2004, the Company has elected to apply a new CICA Accounting Standard, EIC 141, for revenue recognition, on a prospective basis.

Previously the Company recognized revenue from metals when they had been extracted and processed at the mill facilities.  Under the new standard, revenue is recognized when the metals have been delivered, and title is passed to a purchaser.

The adoption of the new standard has resulted in a decrease in bullion settlements of $781,685 and an increase in inventories of $889,612 as at September 30, 2004, compared to December 31, 2003.  The effect on operations for the three and nine months ended September 30, 2004, was an increase in the net loss of $8,300 and $14,400, respectively.

b)

Hedging Transactions

The CICA has issued Accounting Guideline 13, “Hedging Relationships,” (AcG 13) which is effective January 1, 2004 for the Company.  AcG 13 addresses the identification, designation, documentation, and effectiveness of hedging transactions for the purposes of applying hedge accounting.  It also establishes conditions for applying or discontinuing hedge accounting.

The Company has elected not to apply hedge accounting to its derivative instruments and accordingly gains or losses arising from the use of derivative instruments, both realized and unrealized, will be charged to operations.  This has resulted in realized foreign exchange gains of $23,500 and $63,650 being credited to operations for the three and nine months ended September 30, 2004, respectively.

c)

Asset Retirement Obligations

On January 1, 2003, the Company retroactively adopted the new CICA Accounting Standard, section 3110 for asset retirement obligations.  The adoption of the new standard in 2003 resulted in a $1,365,643 credit to the opening deficit.

AURIZON MINES LTD.
THIRD QUARTER REPORT
SEPTEMBER 30, 2004

3.

Share Capital

a)

Private Placement

On June 30, 2004, the Company completed a Private Placement of 4,500,000 flow through common shares at a price of $2.00 per share, resulting in gross proceeds of $9,000,000.  In addition, the Company issued broker warrants entitling the holder to purchase 180,000 common shares at a price of $2.00 per share on or before June 30, 2005.  The Company has a commitment to incur eligible flow through expenditures related to this financing, prior to December 31, 2004.

b)

Warrants

Outstanding warrants issued and pursuant to private placements as at September 30, 2004 and the changes during the periods ended on those dates are presented below.   One warrant is exchangeable for one common share:

	Three months ended September 30,		Nine months ended September 30,
	2004		2004
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of period	6,576,623	$2.39	6,886,207	$2.32
Issued	-	-	180,000	$2.00
Exercised	-	-	(233,984)	$1.35
Expired	-	-	(255,600)	$1.32
Outstanding at end of period	6,576,623	$2.39	6,576,623	$2.39

c)

Incentive Stock Options

The Company maintains an incentive stock option plan (“the plan”) covering officers, directors and certain key employees.  The exercise price of the options is equal to the fair value of the common shares at the date of grant and the options are fully vested and exercisable in full at the date of grant.  The maximum number of options available under the plan may not exceed 6,000,000 shares.

In accordance with the terms of the plan, 70,000 options were granted in the third quarter of 2004 at an exercise price of $1.50 per share.  The Company measures compensation costs related to awards of stock options using the fair value of options granted using the Black-Scholes option-pricing model taking into account an expected life of two years, a risk-free interest rate of 3.24%, a volatility of 53%, and a nil dividend yield.  The weighted average fair value of options granted in 2004 was $0.47 per share and has resulted in a stock-based compensation cost of $33,000 for the third quarter of 2004.

The status of stock options granted to officers, directors and employees as at September 30, 2004 and the changes during the periods ended is presented below:

	Three months ended September 30, 2004		Nine months ended September 30, 2004
	Shares	Weighted-average exercise price	Shares	Weighted-average exercise price
Outstanding at beginning of period	2,632,000	$1.39	3,014,000	$1.31
Granted	70,000	$1.50	70,000	$1.50
Exercised	-	-	(350,000)	$0.76
Expired	-	-	(32,000)	$1.05
Outstanding at end of period	2,702,000	$1.39	2,702,000	$1.39

4.

Commitments

At September 30, 2004, the Company has a commitment to incur $13,995,000 of eligible flow through expenditures prior to December 31, 2004, of which $8,600,000 has been incurred to date.